VIA EDGAR

July 26, 2022

Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	AIP Multi-Strategy Fund A (File Number 811-22192)
AIP Multi-Strategy Fund P (File Number 811-22193)

(each a “Fund” and, collectively, the “Funds”)

Dear Ms. Hamilton:

Thank you for your follow-up comments received telephonically by our counsel at Dechert LLP regarding each Fund’s annual report on Form N-CSR for the reporting period ended December 31, 2020, as filed with the Securities and Exchange Commission (the “Commission”) with respect to the AIP Multi-Strategy Fund A and the AIP Multi-Strategy Fund P. Below, we summarize the comments from the Commission’s staff and provide any responses to such comments, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s annual report.

AIP Multi-Strategy Fund A

1.	Comment: Please supplementally provide the length of time the management fee payable remained unpaid before being subsequently repaid.

Response: The difference is related to 2019 management fees that remain unpaid as of the date of the reporting. Such fees were subsequently paid on or about June 2021 as planned, which represented a total time outstanding of approximately 18 months.

2.	Comment: Please supplementally explain if the delay in payment referenced in the prior comment was a result of any control issues or refinances and if any controls have been implemented to prevent such tardy repayments from occurring in the future.

Response: Per the above, we respectfully submit that the payment was in line with the planned cycle and there were no control issues present.

AIP Multi-Strategy Fund P

3.	Comment: The expense reimbursements are $85,958 in the Statement of Operations, and the expense reimbursements receivable from the Investment Adviser for 2020 are $254,668. Please supplementally explain the terms of settlement of such related party receivables and payables.

Response: The difference is related to amounts owed by the Investment Adviser for 2019 expenses.

4.	Comment: Please supplementally confirm whether the expense reimbursements receivable has been settled and provide the length of time the expense reimbursements receivable remained unpaid before being subsequently repaid.

Response: We hereby confirm that the receivables were settled as of June 2021 as planned, which represented a total time outstanding of approximately 18 months.

5.	Comment: Please supplementally explain if the delay in payment referenced in the prior comment was a result of any control issues or refinances and if any controls have been implemented to prevent such tardy repayments from occurring in the future.

Response: Per the above, we respectfully submit that the payment was in line with the planned cycle and there were no control issues present.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Jonathan Gaines at (212) 641-5600. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo
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